A special meeting of the shareholders of the McKinley Diversified Income Fund (the "Target
Fund") was held on February 11, 2016, to approve an Agreement and Plan of Reorganization (the
"Reorganization").

The Reorganization was between the Academy Funds Trust ("AFT"), on behalf of its series, the
Innovator McKinley Income Fund (the "Acquiring Fund?), and Professionally Managed Portfolios,
on behalf of its series, the Target Fund. The Reorganization consisted of (i) the acquisition by
AFT, on behalf of the Acquiring Fund, of all of the assets of the Target Fund and the assumption of all the Target Fund's liabilities in exchange solely for full and fractional Class A shares of beneficial interest, with no par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the
distribution of Acquiring Fund Shares to the holders of Investor Shares and Institutional Shares of beneficial interest of the Target Fund, respectively, according to their respective interests in the
Target Fund in complete liquidation of the Target Fund; and (iii) the dissolution of the Target Fund as soon as is practicable after the closing.

Shareholders of record at the close of business on December 31, 2015, were entitled to vote. As of the record date, the Target Fund had 1,273,767.411 shares outstanding, of which 835,853.291 shares voted for the approval, 0 shares voted against the approval, 0 shares abstained, and the remaining shares did not vote.